January 18, 2006

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

RE:   NEOMEDIA TECHNOLOGIES, INC.
      AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-4/A
      FILED DECEMBER 28, 2005
      FILE NO. 333-123848

      FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, AS AMENDED FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
      FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
      FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2005
      FILE NO. 0-32262

Dear Ms. Jacobs:

      This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated January 12, 2006 with respect to the amendment No. 5 to Registration Statement on Form S-4/A filed December 28, 2005 by NeoMedia Technologies, Inc.

FORM S-4, AS AMENDED ON DECEMBER 28, 2005

PRIOR COMMENT 3

Comment 1: We  note  that  you  presented  the  unaudited  pro  forma  financial information as if the transactions occurred on the first day of the periods presented (January 1, 2004 for the year ended December 31, 2004; and January 1, 2005 for the nine months ended September 30,
           2005). Please note that these adjustments should be computed assuming the transaction was consummated at the beginning of the fiscal year presented (January 1, 2004) and carried forward through any interim period presented. Refer to Rule 11-02(b)(6) of Regulation S-X. Accordingly, revise your presentation for the nine months ended September 30, 2005 as if the transactions had occurred on January 1, 2004.

Response:  We have  revised  the  presentation  of the pro  forma  statement  of
           operations  for  the  nine  months  ended   September  30,  2005,  in
           accordance with Rule 11-02(b)(6) of Regulation S-X.

           Please note that the computation of the amortization expense for certain assets, such as intangibles and fixed assets, have been properly reflected for the entire nine months ended September 30, 2005 and for the year ended December 31, 2004. We have revised the disclosure to state that the pro forma adjustments were made to all periods presented as if the acquisition had occurred on January 1, 2004. That is, the acquisition date was January 1, 2004 and as such, the amortization expense for the 2004 statement of operations reflects 12 months of amortization, and the 2005 interim statement of operations reflects 9 months of amortization.

PRIOR COMMENT 6

Comment 2: We note that your  valuation of shares to be issued as  consideration in the BSD and Mobot acquisitions reflects the closing share price on September 30, 2005 (page F-96) and January 1, 2005 (page F-100 and F-102). Revise to present the share valuations based on measurement dates which comply with the requirements of paragraph 22 of SFAS 141 and tell us how you determined the measurement date for each transaction. That is, the valuation should reflect the market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. See also EITF 99-12.

Response:  We will address two issues with respect to the measurement  date: (1)
           the appropriate measurement date that should be used for each pro forma financial statement, and (2) the appropriate time period around the measurement date to be used for calculation to obtain a reasonable market value.

           (1) The number of shares of NeoMedia common stock to be issued as stock consideration to acquire both Mobot and BSD is variable, and depends in both cases on the volume-weighted average closing stock price of NeoMedia at the time each merger is completed. As such, we used the guidance provided in EITF 99-12, which explains how to value shares issued in a business combination in which the number of the acquirer's shares to be issued could change pursuant to a formula in the initial acquisition agreement. EITF 99-12 offers guidance that if the application of the formula results in a change to the number of shares or the amount of other consideration to be issued in the purchase business combination, then the first date on which the number of acquirer shares and the amount of other consideration become fixed without subsequent revision should be used as the measurement date. Accordingly, we did not use the date of announcement of each acquisition as the measurement date, because the number of shares was not fixed at that time. Rather, since the number of shares will not be known until the mergers are complete, we concluded that the appropriate measurement date to use in the pro forma financial statements is the date on which the acquisitions are assumed to be completed for the purposes of each pro forma financial statement (i.e., January 1, 2004 for the pro forma statements of operations and September 30, 2005 for the pro forma balance sheet). Additionally, we have added to footnote (E) to the pro forma balance sheet that, due to the nature of the formulae used to calculate the purchase prices of BSD and Mobot, the dollar value of the shares, and consequently, the allocation of the fair value of purchase price over book value to the intangible asset categories, would not change with fluctuations in NeoMedia stock price. Only the number of shares to be issued would change. We have also added a table that shows the number of shares that would be issued for each acquisition at various share prices of NeoMedia stock.

           (2) SFAS 141 offers guidance that the valuation of shares issued as stock consideration should reflect the market price for a reasonable period before and after the date of each transaction. EITF 99-12 further clarifies that consideration shares should be valued based on market prices a few days before and after the measurement date, but that the measurement period would not include any dates after the date the business combination is consummated. Accordingly, we concluded that we should use the average closing price of NeoMedia common stock for the three days before the measurement date (and not for any time period after, since the acquisition is assumed to have been consummated on the measurement date) as the valuation for the purposes of the pro forma financial statements.

           We have revised the disclosures to reflect these conclusions.

PRIOR COMMENT 7

Comment 3: We note that you have allocated  significant portions of the purchase prices of both the BSD and Mobot acquisitions to goodwill and intangible assets. As a result of these increases, in future filings, you should expand your disclosure within the footnotes to the financial statements to clearly address your accounting policies with regard to intangible assets and goodwill, including your periodic assessment of these assets for impairment This Disclosure should highlight the triggering events that could cause impairment and should clearly describe the method (including assumptions and estimates used) for measuring fair value for evaluating whether impairment has occurred. Likewise, within the Critical Accounting Policies section of MD&A you should expand your discussion to describe when, and by what method, recoverability is assessed, including a discussion of the estimates and assumptions on which your assessments are based.

Response:  We will expand our disclosures in future filings as outlined.

Comment 4: Tell us and  disclose  how you  determined  the  fair  value  of each intangible asset shown in the purchase price allocation. Clarify the nature of the Customer base intangible asset. That is, indicate how your customer base asset meets the definitions outlined in paragraphs A18 to A21 of SFAS 141. Note that customer base does not qualify as an intangible asset since it does not meet the criteria for recognition apart from goodwill. See paragraph B165 of SFAS 141. In addition, tell us why you believe that the software platform acquired from Mobot should be capitalized instead of expensed as IPR&D. Indicate the development stage of the software and whether it has achieved technological feasibility as described in SFAS 86. Your response should address the fact that Mobot's financial statements does not present any Research and Development expense and has acquired a patent for $9 thousand. In this regard, explain why the fair value assigned to the platform is significant in comparison to Mobot's financial statements.

Response:  The intangible  assets  classified as "Customer Base" in the previous filing were actually "Customer Contracts and Relationships" as defined in paragraph A20 of SFAS 141. The estimated fair values were calculated as the discounted present value of the revenue expected to be earned by each entity from sales contracts that are either currently in place, or for which a customer has been identified and a contract can be reasonably expected. For informational purposes, we used a present value factor of 15%, and tax effect of 40% in discounting the 5-year revenue streams, in accordance with the methods used in a recent independent valuation performed on our behalf.

           Because the relationships arise from contractual rights, this asset must be accounted as separate from goodwill under paragraph A20 of SFAS 141. The assets were improperly named as "Customer Base" in the previous filing. Additionally, the item called "Software Platform" for Mobot in the previous filing was inappropriately named, and was actually the discounted present value of Mobot's customer contracts.

           As such, we have revised the allocation to more clearly and accurately reflect the actual expected intangible asset categories. We believe the intangibles will be allocated amongst (1) "Customer Contracts and Relationships", (2) "Other Intangible Assets", and (3) "Goodwill." "Other Intangible Assets" consist of trademarks and trade names, demonstration videos, websites, and other proprietary copyrighted materials. The fair value of demonstration videos, websites, and other proprietary copyrighted materials was calculated using the expected replacement value for these assets, calculated by estimating the number of hours required to rebuild the asset, times an expected rate per hour. The fair value of trademarks and trade names was estimated using nominal values of $50,000 each for Mobot and BSD. We did not assign any intangible value to Mobot's patent, because we do not believe the fair value is justifiably in excess of its $5,000 book value.

           The  value  previously  assigned  to  the  platform  represented  the
           discounted    cashflows   from   Mobot's   customer   contracts   and
           relationships, and was inappropriately classified as a software platform. Upon further review, we did not assign any value to Mobot's software platform, for the following reasons:

                  1. The value that NeoMedia is acquiring from Mobot is in their existing customer relationships, and their sales, marketing, and creative know-how in an emerging advertising/marketing industry. NeoMedia's management and Board of Directors decision to acquire Mobot, and internal valuation of Mobot for negotiation purposes, was based primarily on the expected revenue over the next 5 years from customers who have been identified by Mobot and with whom Mobot are in various stages of dialogue.

                  2.    A  portion  of  the  enabling   engine  behind   Mobot's
                        technology is licensed from outside vendors.

                  3. Post-merger, the linking portion of Mobot's campaigns will likely be run using NeoMedia's existing PaperClick linking platform, not on software developed by Mobot. NeoMedia has been developing its platform since the late 1990s, and has spent tens of millions of dollars to create the current robust PaperClick platform. The primary "synergy" we anticipate with the acquisition is the combination of Mobot's customers, marketing expertise, and market penetration with NeoMedia's software platform.

           We believe that Mobot also considered factors 1 and 2 above in its historical financials, and as a result did not expense IPR&D or capitalize development costs relating to a platform.

           We  have  revised  the   disclosures  to  more  clearly  reflect  the
           assumptions used to determine the fair value of each class of intangible.

Comment 5: We note that  adjustment  (D) to  reflect  amortization  of  acquired intangible assets has been allocated to selling, general and administrative expenses. It appears that certain of the intangible assets that you have identified may be product related, for example, the software platform and patents. To the extent that the acquired intangible assets are product related the related amortization should be classified as cost of sales. Revise accordingly.

Response:  After  allocation as describe in response #4, we concluded  that none of the acquired intangibles are product-related, and therefore the amortization is allocated to selling, general and administrative expense.

PRIOR COMMENT 8

Comment 6: Revise footnote (F) to state the expected  balance of goodwill should the convertible debentures not be exercised. Your current disclosure indicates a potential balance of $16,493, which is inconsistent with the purchase price allocation you have presented. Tell us whether these convertible debentures will be convertible into shares of NeoMedia instead of shares of Mobot if they are exercised subsequent to the merger. In addition, in your response you state that you expect the warrants to be "forfeited" prior to closing, however, footnote (G) indicates that conversion is expected. Please reconcile these two statements. In addition, to the extent that there are a range of possible outcomes with regard to the warrants you should provide disclosures accordingly.

Response:  We have  revised the  disclosure  as requested to reflect the correct amount of goodwill that would be recorded in the event the debentures are not converted prior to closing. In the event the debentures are not converted prior to closing, they do not have the right to convert into shares of NeoMedia common stock. Additionally, NeoMedia does not have the right to force exercise of the debentures either before or after the merger. We have added disclosure in footnote (F) to more clearly explain these contingencies.

           The warrants contain a termination clause that, in the event of the sale of Mobot, the warrants terminate if they have not been exercised. As a result of this clause, and based on discussion with Mobot management, we expect the warrants to be converted prior to closing. Since the dollar value of the stock portion of the purchase price is fixed, the conversion of the warrants will not affect the number of shares we will issue, and would not have an affect on the pro forma financial statements. Likewise, if the warrants are not converted by closing, they terminate and there is no affect on the number of shares issued or the pro forma financial statements. Additionally, NeoMedia does not have the right to force exercise of the debentures either before or after the merger. We have revised footnote (G) to reflect these contingencies.


Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director